Exhibit 12.1

SPARTAN STORES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007	March 25, 2006	March 26, 2005
Earnings:
Earnings before income taxes and discontinued operations	$62,087	$50,776	$37,181	$28,299	$27,238
Fixed charges	21,690	21,374	21,134	14,995	16,548
Amortization of capitalized interest	224	260	314	342	294
Capitalized interest	(116)	(195)	(202)	(181)	(293)
Earnings available for fixed charges	$83,885	$72,215	$58,427	$43,455	$43,787

Fixed charges:
Interest expense	$10,998	$11,133	$12,132	$7,138	$8,557
Capitalized interest	116	195	202	181	293
Interest component of rent expense	10,576	10,046	8,800	7,676	7,698
Total fixed charges	$21,690	$21,374	$21,134	$14,995	$16,548

Ratio of earnings to fixed charges	3.87	3.38	2.76	2.90	2.65